Mail Stop 7010

						September 12, 2005

via U.S. mail and Facsimile

Tom Djokovich
Chief Executive Officer
XSUNX, Inc.
65 Enterprise
Aliso Viejo, California 93117

	Re:	XSUNX, Inc.
Form SB-2 filed August 17, 2005
File No. 333-127613

Dear Mr. Djokovich:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2 filed August 17, 2005

General

1. It appears that you are registering the resale of common shares underlying warrants and convertible debentures that were issued to Cornell Capital as described in the securities purchase agreement and in connection with the standby equity distribution agreement. We note that the holders of the debentures may convert the debentures into common shares at any time and it appears that the warrants are immediately exercisable. Note that we consider agreements that give investors the right to acquire additional securities to provide the investor with an investment decision that suggests the investor is not irrevocably bound. Given that Cornell Capital may exercise the warrants and convert the debentures at any time, and therefore it may acquire additional securities at the same time or after the company exercises its put, please tell us why you believe the equity line transaction is consistent with our position set forth in the Current
Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001. In particular, please discuss why you believe that the Cornell
Capital is irrevocably bound given that it has the ability to make investment decisions as to the purchase of shares underlying the warrants and convertible debentures. We may have further comments upon review of your response.

2. We note that Cornell Capital`s managing partner and general counsel serves as the escrow agent for the standby equity distribution agreement. It appears that this Cornell Capital affiliate exercises sole discretion with respect to the release of shares and/or funds from escrow. In addition, Section 6 of the escrow agreement suggests that this Cornell Capital affiliate is permitted to resolve any disputes under the escrow agreement to his satisfaction. In view of this affiliate relationship between Cornell
Capital and the escrow agent and the functions of the escrow agent, it appears that Cornell Capital is exercising actual or potential discretion as to whether it will perform its obligations under the standby equity distribution agreement. Please provide us with your analysis as to whether this affiliate relationship provides Cornell
Capital any discretion that is inconsistent with our position regarding equity lines of credit set forth in the Current Issues and
Rulemaking Projects Outline Quarterly Update, March 31, 2001.

3. In the Pledge and Escrow Agreement, we note the Terms and Conditions section 5 stating that the "Escrow Agent shall have the absolute right to disburse the Pledged Shares to the Pledgee in batches not to exceed 9.9% of the outstanding capital of the Pledgor
(which limit may be waived by the Pledgee...)". We also note the standby equity distribution agreement contains a provision limiting
Cornell Capital`s stock ownership to 9.9%. It appears that allowing
Cornell Capital to waive the cap on the amount of securities that it can hold will allow Cornell Capital the ability to affect the market price of the common shares. Please provide us a detailed analysis as to why you believe this discretion is not inconsistent with our position regarding equity lines of credit as set forth in the Current
Issues Outline cited above.

4. Please be advised that following the effectiveness of your registration statement, you must file a prospectus supplement:

* whenever you exercise the right to put shares to Cornell Capital under the standby equity distribution agreement; and
* to reflect changes in selling security holder information, including sales of material amounts of securities.

5. Please include a separate section describing the material terms of the standby equity purchase agreement.

6. In the section describing the standby equity purchase agreement, please discuss the alternative financing methods you considered prior to deciding to enter into an equity line of credit arrangement with
Cornell Capital and why you ultimately decided to enter into an equity line of credit arrangement with Cornell Capital.

7. Please disclose the material terms of the pledge and escrow agreement. Please also discuss the mechanics of the escrow.
Please
also discuss the securities purchase agreement.

Fee Table and Prospectus Cover Page

8. It appears that you have not included the resale of the common shares issued to Newbridge Securities in the fee table. Please revise. In this regard, we note your disclosure on the prospectus cover page stating the amounts of shares to be sold by the selling shareholders, and it appears that the resale of shares by Newbridge
Securities has not be included in the total number of shares listed at the top of the prospectus cover page. Please revise the cover page, and throughout the prospectus as necessary, to include the shares to be resold by Newbridge in the total number of common shares to be resold.

9. Please revise the penultimate sentence in the second paragraph to disclose the name of the party in which you entered into the Standby
Equity Distribution Agreement.

10. Revise to state that you will receive proceeds from the conversion of the debentures. Disclose the conversion price related to the convertible debentures and the exercise price of the warrants.

11. We note that Cornell Capital will pay a per share purchase price
equal to 96% of the market price of your common stock at the time of
purchase.  We also note in the Standby Equity Distribution
Agreement
that Cornell will receive a 5% fee each time the company exercises
a
put. Revise here, and throughout the prospectus, to remove the distinction between the purchase price and the 5% fee and instead disclose that Cornell Capital will pay a purchase price equal to 91%
of the market price of your common shares.



12. Please disclose here and in the Plan of Distribution section that
Cornell Capital`s 9% discount on the market price of your common shares is an underwriting discount.

13. Please disclose the amount of the lowest volume weighted average price of your common shares for the most recent five-day trading period. Update this information as necessary in future pre-effective amendments.

Prospectus Summary, page 1

14. Please clarify here, and the in your MD&A, how Cornell Capital may own 40% or more of your common stock upon completion of purchases under the equity agreement if the agreement limits Cornell`s ownership to 9.9%. In this regard, we note that the pledge and escrow agreement refers to the 9.9% cap and the warrant and convertible debenture agreements refer to a 4.9% cap on Cornell`s ownership of the company`s stock. Please provide us with an explanation of these discrepancies. Revise your discussion in the Plan of Distribution on page 27 accordingly.

15. Revise to disclose the shares offered for resale by Newbridge
Securities.

16. Revise the use of proceeds section to state that you will receive proceeds from the exercise of the warrants and the conversion of the debentures.

17. Please describe the actual offering price that the selling shareholders will pay.

18. Please disclose that the escrow agent is an affiliate of Cornell
Capital.

19. We note section 3.11 of your standby equity distribution agreement. We have the following comments:

* Please add disclosure in this section, and elsewhere in your prospectus as appropriate, that Cornell Capital may sell shares of common stock that are subject to a call before it actually receives those shares. Please also discuss the impact of these sales on the market price of your common stock.

* Please explain how Cornell Capital will be able to sell shares prior to its receipt of those shares if the number of shares is not determined until the fifth trading day following a put notice.

* Please add disclosure in this section, and elsewhere in your prospectus as appropriate, that Cornell Capital may not engage in short sales. Please also explain the meaning of short sales.


20. Please clarify that Cornell Capital`s sales of shares will likely cause the market price of your common stock to decline.

21. Include a discussion of the material terms of the pledge and escrow agreement.

Risk Factors, page 3

22. Please include discussion addressing the risk that Cornell will pay less than market price and will therefore have an incentive to sell its shares which could cause stock price declines.

The large number of shares issuable..., page 5

23. Please tell us, and revise to explain how the issuance of shares to Cornell may result in Cornell controlling the company given that there a 9.9% cap on the number of common shares that Cornell may own under the standby equity distribution agreement.

We may not be able to access sufficient funds...page 5

24. We note that you are limited to a maximum drawdown of $250,000 per advance; however, the standby equity distribution agreement states that the first advance will be for $390,000. Please revise to disclose that information and state, if true, that after the first distribution you are limited to advances of $250,000 and that you may make a put to Cornell every five days.

Use of Proceeds, page 7

25. Revise to disclose that the prospectus also relates to shares being sold by Newbridge Securities. Disclose that you may receive proceeds from the conversion of the debentures into common shares. Revise to disclose the approximate amount of proceeds you may receive from the exercise of the warrants and the conversion of the debentures.

26. Please describe in greater detail your anticipated use of the net
proceeds of your standby equity distribution agreement.  We also note
from Section 4.22 of the standby equity distribution agreement that
you may use proceeds to pay loans.  Therefore, it would appear that
you could use the proceeds of the equity line to pay any amounts due
to Cornell Capital pursuant to the convertible debentures. Please revise your disclosures accordingly. If you use the proceeds to repay loans, please provide the disclosure required by Instruction 1 to Item 504 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
22

27. Please revise to provide a separate listing for Djokovich
Limited
Partnership in the beneficial ownership table. In addition, you should include Cornell Capital in the beneficial ownership table.

Selling Shareholders, page 23

28. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

29. We note the statement in footnote three that the amount of shares owned by Cornell Capital prior to the offering assumes the waiver of the provision in the agreement limiting ownership to 9.9% of your common stock. Please tell us how the waiver of this provision is consistent with our position on equity lines. See comments four and twelve above.

30. Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company`s securities that Cornell Capital owns. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

31. We note the debentures are convertible into shares of common stock at a conversion price of $.10 per share subject to adjustment.
Please discuss when and how the price would be adjusted and provide an example of how the adjusted price would be calculated.

32. Revise to state, if true, that the warrants are immediately exercisable.

33. Revise your discussion of the standby equity distribution agreement to state that Cornell will be irrevocably bound to purchase the shares.

34. If Newbridge will act as a placement agent for the shares going forward, please tell us why they are not acting as an underwriter in this offering. We note your statements in the seventh paragraph on the cover page and throughout this section that no other underwriter has been engaged to facilitate the sale of shares.

Description of Securities, page 25
Warrants, page 25

35. Revise to disclose when the warrants became or will become exercisable. Clarify which warrants pertain to the common shares being registered for resale in this transaction.

Plan of Distribution, page 26

36. We reference the first sentence in this section. Please disclose that you will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

37. Please expand to describe in greater detail Rule 144 under the Securities Act as it pertains to resales of your common stock.

38. Please describe how Newbridge participated as a placement agent.
In this regard, address the fact that you had already entered into the agreement to sell the shares when you engaged them to act as placement agent.

39. Please disclose whether you gave any consideration to the fact that Newbridge Securities appears to act as placement agent in many of the equity lines funded by Cornell Capital and that this on-going relationship could impact its ability to represent your interests.

Exhibits, page II-3

40. We note that the Securities Purchase Agreement was filed with the
Form 8-K dated July 14, 2005. Please confirm that exhibits A-F of the Securities Purchase Agreement are the additional exhibits filed with the Form 8-K. Otherwise, please amend the Form 8-K to include exhibits A-F with the Securities Purchase Agreement.

Exhibit 5.1

41. Revise the opinion to include the shares being registered for resale by Newbridge Securities.

Signatures, page II-5

42. Please revise to state, if true, that Tom Djokovich is the company`s principal accounting officer.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767.

	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Gregory Sichenzia, Esq.
	Louis Brilleman, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Mr. Tom Djokovich
XSUNX, Inc.
September 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE